UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Latest Development of Cooperation with Xinjiang Deyuan

As disclosed in the annual report on Form 20-F filed by China Biologic Products Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on March 12, 2020, since November 2019, the Company’s cooperation partner Xinjiang Deyuan Bioengineering Co., Ltd. (“Xinjiang Deyuan”) has significantly reduced the plasma volume delivered to the Company due to Xinjiang Deyuan’s operating cash shortfall and its disagreement with the Company regarding payment arrangements for the plasma. Pursuant to the strategic cooperation agreement (the “Cooperation Agreement”) entered into in August 2015 among the Company’s subsidiary Guizhou Taibang Biological Products Co., Ltd. (“Guizhou Taibang”), Xinjiang Deyuan and its controlling shareholder (as supplemented by a supplementary agreement entered into in August 2018), Xinjiang Deyuan has the obligation to supply to Guizhou Taibang no less than 500 tonnes of source plasma over a three year period from August 2018 to August 2021. As of the date hereof, Xinjiang Deyuan has supplied to Guizhou Taibang approximately 308 tonnes of source plasma under the supplementary agreement. As part of the Cooperation Agreement, Guizhou Taibang lent to Xinjiang Deyuan a loan (the “Loan”) with a principal amount of RMB300 million, which was secured by a pledge of 58.02% of the equity interest in Xinjiang Deyuan from its controlling shareholder. As of the date hereof, the outstanding principal amount of the Loan is approximately RMB248 million and the overdue interest owed by Xinjiang Deyuan to Guizhou Taibang amounts to approximately RMB10 million.

The Company has been negotiating with Xinjiang Deyuan to try to resolve the disagreement regarding Xinjiang Deyuan’s performance of plasma supply obligations and repayment of the principal and interest under the Loan. In addition, on March 17, 2020, Guizhou Taibang filed two lawsuits against Xinjiang Deyuan in the Beijing Third Intermediate People’s Court and the Beijing Chaoyang People’s Court, respectively. The main claims of Guizhou Taibang in these litigations include (i) a demand for Xinjiang Deyuan to repay the outstanding principal amount and interest under the Loan; (ii) a demand for Xinjiang Deyuan to refund the prepaid deposit Guizhou Taibang previously delivered to Xinjiang Deyuan under the Cooperation Agreement; and (iii) a plead to the court to auction or otherwise sell the pledged shares of Xinjiang Deyuan held by its controlling shareholder and distribute the proceeds to Guizhou Taibang to the extent of the foregoing claims on a priority basis. As of the date hereof, both litigations are at the pretrial stage.

After filing the two lawsuits, the Company has recently learned from public sources that Xinjiang Deyuan has designated five of the six plasma collection stations covered by the Cooperation Agreement to supply source plasma to a third party, Southern Shuanglin Bio-Pharmacy Co., Ltd. As a result, these plasma stations could no longer supply source plasma to Guizhou Taibang. The Company views this as a serious breach of the Cooperation Agreement, and the Company issued a press release commenting on it, a copy of which is attached as Exhibit 99.3 to this Form 6-K. The Company will take further legal actions to protect its rights while continuing to litigate the two filed cases vigorously. In the meantime, the Company is continuing out-of-court negotiations with Xinjiang Deyuan and attempting to obtain mutually satisfactory settlement to the extent possible.

Safe Harbor Statement

This Form 6-K may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 6-K. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.
Date:	May 20, 2020	By:	/s/ Joseph Chow
			Name:	Joseph Chow
			Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated May 20, 2020 titled “China Biologic Reports Financial Results for the First Quarter of 2020”
99.2	China Biologic First Quarter 2020 Financial Results
99.3	Press release dated May 20, 2020 titled “China Biologic Comments on the Xinjiang Deyuan and Shuanglin Transaction”